UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) and the information contained in Exhibit 3.1 to this Report shall each be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-258412, 333-262539, and 333-270786) of Gambling.com Group Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amendments to Articles of Association

At the 2023 annual general meeting (the “2023 Annual General Meeting”) of the shareholders of Gambling.com Group Limited (the “Company”) on May 16, 2023, the shareholders of the Company approved the proposal to adopt the proposed new articles of association (“New Articles”) of the Company in substitution for, and to the exclusion of, the then-existing articles of association of the Company (the “Articles”). The New Articles became effective on May 16, 2023. The New Articles amended and restated the Company’s Articles to reflect customary corporate governance market practices for U.S. listed companies, as well as to reflect other market developments and clarifying changes, for companies incorporated in the Channel Island of Jersey.

The changes effected by the New Articles, include, without limitation, the following:
•Memorandum of Association: the Articles currently provide in the memorandum of association that only one class of ordinary shares may be issued. The New Articles provide in the memorandum of association that there is no limit on the number of shares of any class which may be issued by the Company.

•Variation of rights: the New Articles clarify that the special rights conferred upon the holders of ordinary shares shall not be varied by the creation of any preferred ordinary shares.

•Redeemable shares: the New Articles now provide directors with the authority (but not the obligation) where the Company wishes to purchase its own shares to instead elect to convert any or all of those shares into redeemable shares to be redeemed by the Company upon such terms and conditions as the directors may decide at the relevant time.

•Issue of shares: the New Articles clarify that the directors may allot and issue shares without any pre-emption rights.

•Stated Capital Accounts: the New Articles now include specific references to the stated capital account of the Company (which is provided for under Companies (Jersey) Law 1991 (the "Jersey Companies Law")).

•Share Certificates: the New Articles now provide that a share certificate need only be issued by the Company on application by a member.

•Transfer of Shares: under the New Articles, directors have authority to refuse to register any transfer if the transfer is of shares that were not registered under U.S. securities laws and such transfer is not being made pursuant to an exemption from registration under the U.S. securities laws.

•Transmission of Shares: where a person becomes entitled to a share by reason of the death, bankruptcy or incapacity of a member the New Articles now decrease the time period from 90 days (as currently set out in the Articles) to one month in which the person is required to make an election to be registered themselves or to register another. If no election is made such person would be deemed to have elected to be registered themself.

•Timing of General Meetings: the New Articles now authorize the directors to hold Annual General Meetings at such time and place as determined by the directors rather than within six months of the end of each financial year of the Company (as currently set out in the Articles).

•Notice of General Meetings: the New Articles align the notice to be given of annual general meetings and extraordinary general meetings to 14 days, by reducing the notice period for annual general meetings from 21 clear days (as currently set out in the Articles) to 14 clear days. The New Articles also provide for a procedure for calling general meetings at short notice, which reflects the relevant provisions of Jersey Companies Law.

•Quorum of General Meetings: under the New Articles, the quorum shall consist of two qualifying persons Present (as defined in the New Articles) and entitled to vote thereat representing at least one-third in number of the issued shares of the Company.

•Adjournment of General Meetings: under the New Articles, the chairman would be able to adjourn the meeting without the consent of the meeting at which a quorum is present (the consent of the meeting is currently required under the Articles).

•Virtual Meetings and Virtual Attendance: the New Articles include provisions relating to the holding of virtual meetings and virtual attendance at general meetings.

•Proxies: the New Articles alter and simplify the language concerning the procedure for proxies, including the provision of electronic proxies to be used by members.

•Director appointment and removal: the New Articles now permit alternate directors to be appointed at the sole discretion of the director. Directors may now be removed if they receive a notice signed by not less than three quarters of the other directors stating that he should cease to be a director.

•Directors Interests and Remuneration: a director's interests may be disclosed as soon as practicable after the meeting under the New Articles, whereas under the Articles this must be done in advance or at a meeting. The provision of directors to receive special remuneration has been removed. There is no longer a specific cap on directors fees (the directors are now entitled to such remuneration as the Company by ordinary resolution determines nor is there provision for payment for loss of office).

•Proceedings of Directors: under the New Articles a meeting of directors would require not less than twenty-four hours' notice or at shorter notice as each director approved. The chairman would also no longer have a second or casting vote. The quorum for meetings of directors may, under the New Articles, be fixed by the directors and unless so fixed at any other number shall be such number that represents a majority of the directors then in office. Directors would also be counted the quorum notwithstanding their interest which has been disclosed in accordance with the New Articles.

•Accounts: The New Articles now set out specific requirements for the accounts and audit of the Company.

•Winding up: the New Articles now permit the Company to distribute the assets of the Company in specie with the sanction of a special resolution.

•Other amendments: certain provisions of the current Articles are not included in the New Articles as they are now considered unnecessary and / or irrelevant for the Company. This includes provisions relating to the US Branch Register (Article 4(c) of the Articles); Member Rights Plan (Article 24 of the Articles); Capitalization of Reserves - Employee Share Schemes (Article 118 of the Articles); provisions relating to Employees (Article 69 of the Articles); Uncertificated Shares (Articles 13 and 15 of the Articles); Disclosure of Interests in Shares (Article 23 of the Articles); Security ( Article 33 of the Articles); Communications provisions (Articles 122 to 127 of the Articles) and Destruction of Documents (Article 130 of the Articles).

The foregoing description is qualified in its entirety by the full text of the Memorandum and Articles of Association of the Company, a copy of which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Results of Annual General Meeting of the Company

The Company held the 2023 Annual General Meeting on May 16, 2023. The Company’s shareholders considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated April 6, 2023.

1.     Approval of the Company’s Annual Report and Accounts for the financial year ended December 31, 2022, together with the reports of the directors and the auditor.

Based on the votes set forth below, the proposal to receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2022, together with the reports of the directors and the auditor, was approved.

For	Against	Abstain
28,998,181	496.00	2,772.00

2.     Appointment of Director.

Based on the votes set forth below, the following director was elected as a Class II director.

	For	Against	Abstain
Pär Sundberg	28,397,239.00	603,587.00	623.00

3.     Appointment of Director.

Based on the votes set forth below, the following director were elected as a Class II director.

	For	Against	Abstain
Gregg Michaelson	28,988,408.00	12,487.00	554.00

4.     Appointment of Independent Auditor.

Based on the votes set forth below, the proposal to appoint BDO LLP as auditor of the Company to hold office from the conclusion of the 2023 Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2024 was approved.

For	Against	Abstain
28,992,916.00	8,249.00	284.00

5.     Approval to authorize the Audit Committee to fix the remuneration of the auditors.

Based on the votes set forth below, the proposal to authorize the audit committee to fix the remuneration of the auditors was approved.

For	Against	Abstain
28,995,092.00	3,490.00	2,867.00

6.     Approval to adopt new memorandum and articles of association of the Company.

Based on the votes set forth below, the proposal to adopt, with effect from the conclusion of the 2023 Annual General Meeting, the memorandum and articles of association of the Company produced to the 2023 Annual General Meeting, and initialed by the chairman of the meeting for the purposes of identification, as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company, was approved.

For	Against	Abstain
28,656,410.00	225,834.00	119,205.00

EXHIBIT INDEX

Exhibit	Description
3.1	Memorandum and Articles of Association of Gambling.com Group Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: May 16, 2023